

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

September 25, 2007

Mr. Djalma Bastos de Morais
Chief Executive Officer
Energy Company of Minas Gerais
Avenida Barbacena, 1200
Belo Horizonte, Minas Gerais 30190-131
Brazil

> **Re:** **Energy Company of Minas Gerais**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 23, 2007**
> **File No. 1-15224**

Dear Mr. Bastos de Morais:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2006

Item 15. Controls and Procedures, page 119

1. You state that your certifying officers concluded that your disclosure controls and procedures were effective "for providing reasonable assurance that [your] financial information and that of [your] consolidated subsidiaries was recorded,

processed, summarized and disclosed in accordance with the rules and regulations provided by the Commission." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding effectiveness would not change had this statement been included in the filing.

2. You state that you concluded your "system of internal controls related to the consolidated financial statements is effective." Please revise to state whether you concluded your internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), is effective. Any language that qualifies or limits your conclusion, such as your current reference to internal controls "related to the consolidated financial statements" is not permitted. Refer to Item 308(a)(3) of Regulation S-K.

Consolidated Balance Sheets, page F-3

3. In light of your disclosures on page 99 regarding the redemption rights associated with your common and preferred shares, please tell us how you considered the guidance in Rule 5-02.28 of Regulation S-X and EITF Topic D-98 in determining to classify your common and preferred shares as permanent equity. We note that the possibility that any triggering event that is not solely within your control could occur, without regard to probability, would require the shares to be classified outside of permanent equity. Thus, please ensure you address how the events that trigger the right to redemption are solely within your control. We may have further comment.

Notes to the Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-12

4. We understand that the concession arrangements through which you provide energy generation, transmission and distribution services to customers have finite (albeit renewable) terms. We also understand that when your concessions expire unrenewed, all assets, rights and privileges related to the rendering of the electricity services revert to the Brazilian government. Please tell us and disclose how these terms in your concession arrangements affect your accounting for property, plant and equipment. For example, explain how you consider the concession term in determining depreciation periods. Also explain your

consideration of the applicability of SFAS 13 to infrastructure assets that revert to the government at the expiration of your concession agreement. Tell us your perception of the likelihood that you would not be adequately compensated by the government for your net investment in expropriated assets and how this impacts your accounting. We may have further comment.

(p) Regulation and deferred regulatory assets and liabilities, page F-15

5. Since "Free Consumers" may choose their energy suppliers and are not subject to regulated rates, please explain to us how the portion of your generation business that supplies power to such customers meets the criteria outlined in paragraph 5 of SFAS 71 to apply the provisions of SFAS 71. Also see paragraph 6 of SFAS 71, which clarifies that the Statement should only be applied to the portion of an enterprise's operations that is regulated. Note that the discontinuation of SFAS 71 should be applied to separable portions of an enterprise's operations, such as a customer class. See paragraphs 5 and 39 through 40 of SFAS 101.

(q) Earnings per share, page F-16

6. With a view towards enhancing your disclosure in future filings, please clarify for us the nature and terms of your obligation to issue capital stock in connection with payments received on the accounts receivable from the State Government. Also, please refer to paragraph 10 of SFAS 128 and tell us why shares to be issued in connection with this obligation are not included in basic earnings per share to the extent that all necessary conditions for the share issuances have been satisfied. In this regard, it appears you have included in diluted earnings per share, but not basic earnings per share, the shares whose conditions for issuance have been satisfied. Finally, please tell us if and when you recognize a liability on your balance sheet for your obligation to issue these shares.

Note 4. Deferred Regulatory Assets and Liabilities, page F-19

7. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. Refer to the requirements of paragraph 20 of SFAS 71.

Note 7. Accounts Receivable, Net, page F-25

8. Please revise to disclose the changes in your allowance for doubtful accounts for all three years for which an audited income statement is provided. Additionally, please disclose the changes in your provision for losses with respect to the

account receivable from the Minas Gerais State Government. Refer to Item 17(a) of Form 20-F and Rules 5-04 and 12-09 of Regulation S-X.

Note 15. Employee Post-Retirement Benefits, page F-36

9.   Please disclose the accumulated benefit obligation for your defined benefit pension plan and contributions expected to be paid to the plan during the next fiscal year. See paragraphs 5.e and 5.g of SFAS 132R.

10.   Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 17. Shareholders' Equity, page F-45

(d.1) Dividends and interest on capital in lieu of dividends:, page F-46

11. We note your disclosure on page 9 that your subsidiaries' ability to distribute dividends is subject to certain limitations. To the extent restricted net assets of such subsidiaries exceeds 25% of consolidated net assets as of the end of the most recently completed fiscal year, please disclose the nature of the restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and disclose separately the amounts of restricted net assets for consolidated and unconsolidated subsidiaries as of the end of fiscal 2006. Refer to Rule 4-08(e)(3) of Regulation S-X.

Note 19. Operating Costs and Expenses, page F-49

12. Please clarify for us the nature and terms of the Anuenio indemnity payment and explain why the entire payment represented a current period expense.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief